news release

Zi Corporation Responds to Unsolicited Offer Made
by Nuance Communications, Inc.

Shareholders Advised to Take No Action Pending Review by Zi Corporation's Board of Directors

CALGARY, AB, November 28, 2008 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), (the "Company" or "Zi") has been advised that Nuance Communications, Inc. (NASDAQ:NUAN) ("Nuance") has commenced an unsolicited tender offer to purchase all of Zi's outstanding common shares for US$0.40 per share in cash.

Zi's Board of Directors will carefully review and consider Nuance's offer, and will advise Zi's shareholders of the Board of Director's position regarding the offer by no later than December 11, 2008, as required under applicable securities laws. Zi's shareholders are urged to take no action at this time pending the review by Zi's Board of Directors of Nuance's offer.

About Zi Corporation

Zi Corporation is a leading provider of discovery and usability solutions for Mobile Search, Input and Advertising. Zi Corporation's suite of award-winning products offers innovative ways for mobile operators to showcase new services and content to their subscribers, while encouraging users to get the most out of their communication devices. Increased device usage can help mobile operators drive additional revenues and lead to improved customer retention.

Zi products are featured on more than 1000 handset models and implemented across most technology platforms in the market today.

Zi is a software company committed exclusively to evolving its innovative product family in support of its licensees worldwide. A publicly traded company, Zi Corporation is currently listed on NASDAQ (ZICA) and the Toronto Stock Exchange (ZIC). For more information, please visit zicorp.com.

This release may be deemed to contain forward-looking statements under applicable securities laws. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi(TM), eZiType(TM), eZiText(TM), Decuma(TM) and Qix(TM) are trademarks of Zi and/or its subsidiaries. All other trademarks are the property of their respective owners.

For more information:

Cameron & Associates	Zi Corporation	Zi Corporation
Al Palombo	Milos Djokovic, CEO	Blair Mullin, CFO
212-554-5488	403-233-8875	403-233-8875
al@cameronassoc.com	milos@zicorp.com	bmullin@zicorp.com